Exhibit 12(b)


                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                (In Millions)

                         Three Months ended
                              March 31,        Year ended December 31,

                             1995   1994   1994  1993(*)1992(**)1991(***)1990
Fixed charges:
  Interest expense          $ 200  $ 181  $ 732   755 $  788  $  758    $ 799
  Rental expense               46     48    190   201    208     206      191
    Total fixed charges
       before capitalized
       interest               246    229    922   956    996     964      990
  Capitalized interest          -      1      2     5     17       3        -
    Total fixed charges     $ 246  $ 230  $ 924   961 $1,013  $  967   $  990

Earnings available for fixed
  charges:
  Earnings (****)           $ 311  $ 256 $1,558  (227) $ 192  $  939 $ 1,116
  Less undistributed
      income in minority
      owned companies         (13)   ( 2)   (54)  (51)   (52)    (70)    (60)
  Add fixed charges before
      capitalized interest    246    229    922   956    996     964     990
  Total earnings available
      for fixed charges    $  544 $  483 $ 2,426  678 $1,136  $1,833  $2,046

Ratio of earnings to
  fixed charges (1)(2)       2.21   2.10   2.63  0.71   1.12    1.90    2.07


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Xerox management believes that this allocation method is reasonable in light of the debt specifically assigned to discontinued operations. The discontinued operations consist of Xerox' real-estate development and related financing operations and its third-party financing and leasing businesses, and Other Financial Services businesses.

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                                                              Exhibit 12(b)
                                                                   (Cont'd)


(2) Xerox' ratio of earnings to fixed charges includes the effect of the Xerox' finance subsidiaries who primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charge ratio levels than do non-financial companies.

(*) In 1993, the ratio of earnings to fixed charges includes the effect of the $1,373 million before-tax ($813 million after-tax) charge incurred in connection with the restructuring provision and litigation settlement. Excluding this charge, the ratio was 2.13. 1993 Earnings were inadequate to cover fixed charges. The coverage deficiency was $238 million.

(**) In 1992, the ratio of earnings to fixed charges includes the effect of the $936 million before-tax ($778 million after-tax) charge incurred in connection with the decision to disengage from the Company's Insurance and Other Financial Services businesses. Excluding this charge, the ratio was 2.05.

(***) In 1991, the ratio of earnings to fixed charges includes the effect of the $175 million before-tax ($101 million after-tax) charge incurred in connection with a Document Processing work-force reduction. Excluding this charge, the ratio was 2.08.

(****) Sum of income before income taxes and income attributable to minority owned companies.





























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